EXCO Resources, Inc.

12377 Merit Drive, Suite 1700, LB 82

Dallas, TX 75251

May 20, 2015

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	EXCO Resources, Inc.
Registration Statement on Form S-3
Filed April 21, 2015
File No. 333-203549

Dear Mr. Schwall:

On behalf of EXCO Resources, Inc. (the “Company,” “we,” “us” or “our”), reference is made to the letter dated May 14, 2015 (the “Comment Letter”) from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-3, filed with the Commission on April 21, 2015 (the “Registration Statement”). The following is the Company’s response to the Comment Letter. The Company’s response to the Comment Letter is numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with our responses thereto set forth immediately under such comments.

Registration Statement on Form S-3

1.	Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Response:

We acknowledge the Staff’s comments and understand that the Staff will not be able to accelerate the effectiveness of the Registration Statement until we have cleared all comments on our periodic reports.

2.

We note that you are registering the resale of shares of common stock that Energy Strategic Advisory Services LLC (ESAS) has agreed to acquire on or promptly after the date when a registration statement covering such shares has been declared effective. Please provide us with your analysis regarding whether the selling shareholder was irrevocably bound at the time of filing this registration statement to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside the selling shareholder’s control. For guidance, refer to Questions 139.06 and 139.11 of our Securities Act Sections Compliance and Disclosure Interpretations. For example, please address whether a failure by ESAS to deliver the certificate required by Section 6.4(c) of the Services and Investment Agreement and/or a determination by ESAS that Section 6.1(f) (no EXCO Material Adverse Effect) had not been satisfied would impact its obligation to purchase the securities.

Response:

The Company acknowledges the Staff’s comment and for the reasons set forth below, respectfully submits that Energy Strategic Advisory Services LLC (“ESAS” or the “selling shareholder”) was irrevocably bound to purchase a set number of securities for a set purchase price at the time of filing the Registration Statement, subject only to the effectiveness of the Registration Statement and conditions which are outside of the control of ESAS. ESAS does not have the ability to make further investment decisions regarding the purchase of the securities.

Background

As disclosed in the Registration Statement, on March 31, 2015, the Company and ESAS (collectively, the “Parties”) entered into a Services and Investment Agreement (the “Services and Investment Agreement”) pursuant to which ESAS agreed to, among other things, purchase 5,882,353 of the Company’s common shares, par value $0.001 per share, at a price per share of $1.70 (the “Initial Shares”). As required by Section 2.2 of the Services and Investment Agreement, the Company and ESAS entered into an Escrow Agreement, pursuant to which ESAS placed in escrow the purchase price of the Initial Shares. As a condition to ESAS’s release of the purchase price from escrow and the closing of the purchase of Initial Shares (the “Initial Shares Closing”), the Company agreed to file a registration statement registering the Initial Shares for resale. The Initial Shares Closing is subject to other standard closing conditions, including, as referenced in the Comment Letter, that ESAS deliver a certificate described in Section 6.4(c) of the Services and Investment Agreement (“Bring-Down Certificate Obligation”) and that, as set forth in Section 6.1(f) of the Services and Investment Agreement, no “EXCO Material Adverse Effect” shall have occurred (“MAE Condition,” and, together with the Bring-Down Certificate Obligation, the “Conditions”).

Analysis

Neither of the Conditions is within the control of ESAS, and as a result, ESAS’s commitment to purchase the Initial Shares falls within the guidelines contained in Question 139.06 of the Commission’s Securities Act Sections Compliance and Disclosure Interpretations, which provides that a “resale registration statement may be filed if securities are privately placed, with the closing of the private placement contingent on filing or effectiveness of a resale registration statement. At the time of filing the registration statement, the purchasers in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement.”

MAE Condition

The MAE Condition contained in Section 6.1(f) of the Services and Investment Agreement states that “[s]ince the Execution Date, no EXCO Material Adverse Effect shall have occured.” This condition imposes an objective standard and is not within the control of ESAS. An EXCO Material Adverse Effect is defined in the Services and Investment Agreement as follows (with emphasis added):

“EXCO Material Adverse Effect” means any event, change or circumstance (whether foreseeable or not) that, individually or in the aggregate, results or would be reasonably likely to result in a material adverse effect on (i) EXCO’s ability to perform its obligations hereunder or under the other Transaction Documents or (ii) the ownership, financial condition, capitalization, liabilities or operation of EXCO as currently conducted as of the Execution Date; provided, however, that “EXCO Material Adverse Effect” shall not include material adverse effects resulting from (A) general changes in hydrocarbon prices; (B) changes in condition or developments generally applicable to the oil and gas industry in the United States so long as such conditions do not have a materially disproportionate effect on EXCO, (C) economic, financial, credit or political conditions and general changes in markets; (D) acts of God, including hurricanes and storms; (E) acts or failures to act of Governmental Authorities (where not caused by the willful or negligent acts of EXCO); (F) civil unrest or similar disorder; terrorist acts; or any outbreak of hostilities or war; (G) any reclassification or recalculation of reserves in the ordinary course of business; (H) changes in Laws; (I) effects or changes that are cured at no cost to ESAS or no longer exist by the earlier of the Closing and the termination of this Agreement pursuant to Article 8; (J) any effect resulting from any action taken by ESAS or any of ESAS’s respective Affiliates with the intent of causing such effect, other than those actions expressly permitted or required in accordance with the terms of this Agreement; (K) any effect resulting from any action taken by EXCO or any Affiliate of EXCO with ESAS’s written consent; (L) natural declines in well performance; or (M) any matters, facts or disclosures set forth in the schedules herein as of the Execution Date.

The events, changes and circumstances described in the definition of “EXCO Material Adverse Effect” are all objective standards that are outside the control of ESAS. Furthermore, any effect resulting from the actions of ESAS or its affiliates with the intent of causing such effect, other than those actions expressly permitted or required in accordance with the terms of the Services and Investment Agreement, cannot be a material adverse effect because any such effect is specifically excluded from the definition of EXCO Material Adverse Effect.

Bring-Down Certificate Obligation

The Bring-Down Certificate Obligation contained in Section 6.4(c) of the Services and Investment Agreement is a routine contractual obligation requiring ESAS to deliver a bring-down certificate at closing, which ESAS is irrevocably bound to deliver, subject only to conditions outside the control of ESAS. As a result of ESAS having legally bound itself to the terms of the Services and Investment Agreement, ESAS is obligated to comply with the Bring-Down Certificate Obligation. The Bring-Down Certificate Obligation does not present ESAS with an opportunity to make an investment decision with respect to the Initial Shares and a conclusion to the contrary would be inconsistent with the intent of the Parties. If ESAS failed to deliver the certificate, ESAS would be in breach of the Services and Investment Agreement, and the Company would be able to waive delivery of such certificate or would have other legal remedies, including but not limited to requiring specific performance, against ESAS.

Additionally, the Company would like to clarify for the Staff that a drafting error exists in Section 6.4(c). Both the Company and ESAS agree that the reference in Section 6.4(c) to Section 6.1 should be replaced with a reference to Section 6.2(a) and Section 6.2(b). The intent of the Parties was to have Section 6.4(c) mirror the bring-down obligations of ESAS at the closing of remaining transactions underlying the Services and Investment Agreement contained in Section 8.2(c).

As a result of this drafting error, the Parties plan to memorialize their original intent by executing an acknowledgement that confirms and corrects the drafting error in the Services and Investment Agreement. To the extent the Staff’s concerns relate to this drafting error, we intend to address such concern through this proposed acknowledgement.

3.	Please file a complete version of your Services and Investment Agreement, with all exhibits and schedules. In addition, please file the Registration Rights Agreement. In that regard, we note that your exhibit index indicates that such agreement is to be filed by amendment or as an exhibit to a Current Report on Form 8-K.

Response:

We acknowledge the Staff’s comment regarding the Services and Investment Agreement and will file a complete version of the Services and Investment Agreement with all exhibits and schedules thereto as an exhibit to an Amendment to the Current Report on Form 8-K, filed April 2, 2015. We also acknowledge the Staff’s comment regarding the Registration Rights Agreement and respectfully advise the Staff that the Registration Rights Agreement was filed with the SEC as Exhibit 10.1 to the Current Report on Form 8-K, filed April 27, 2015.

* * * * *

The Company hereby acknowledges to the Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions concerning this response, please contact me at 214-368-2084.

Very truly yours,

/s/ Harold L. Hickey
Harold L. Hickey

cc:	William L. Boeing, Vice President, General Counsel and Secretary
Justin Clark, Assistant General Counsel & Chief Compliance Officer
Steven Pesner, Akin Gump Strauss Hauer & Feld LLP
Thomas Yang, Akin Gump Strauss Hauer & Feld LLP

5